HEIMERL LAW FIRM
                                           1 Anderson Road, Suite 105               New York Office:
                                 Bernardsville, New Jersey 07924                67 Wall Street
Wolfgang Heimerl                                                                                     Suite 2211, PMB-8370
Admitted in NJ & NY                                                                              New York, New York 10005
                                                      Tel:  (908) 766-3385                    Tel.: (212) 709-8370
Fax: (908) 766-4821

September 9, 2005

Via Facsimile

Mr. Stephen G. Krikorian
Branch Chief – Accounting
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                        Re:      SoftNet Technology Corporation
                                    Form 10-KSB for Fiscal Year Ended December 31, 2004
                                    Form 10-QSB for Fiscal Quarters Ended March 31, 2005
                                    and June 30, 2005 / File No. 0-07693_________________

Dear Mr. Krikorian:

            We are in receipt of your comment letter dated August 23, 2005 to SoftNet Technology Corporation (the “Company”). On behalf of the Company I have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 10

1.       With regard to your revenue recognition policies we have the following comments:

a.        We note that you recognize revenue when sales orders are placed. For each of your subsidiaries, please clarify how your policies for recognizing revenue address all of the four general criteria identified in SAB 104. Your response should also describe how you considered the applicability of SOP 97-2 and EITF 99-19.

Pursuant to SAB 104, the general criteria for recognition of revenue are:

1)      Persuasive evidence of an arrangement exists;
2)      Delivery has occurred or services have been rendered;
3)      The seller’s price to the buyer is fixed or determinable, and
4)      Collectibility is reasonably assured.

A)     SoftNet Technology Corporation

          No revenue generated.

B)   Solutions Technology, Inc.

           The only revenue generated in this company is service revenue relating to consulting and maintenance services on the company’s time clocks.

1)      The company would have an arrangement in the form of a service agreement.
2)      Delivery of the services occurred when the services were rendered, hence revenue recorded at that time.
3)      Buyer knew the terms of the agreement which were a fixed price.
4)      Collectibility was reasonably assured at the time the revenue recorded and services performed.

C)  SoftNet International GmbH

           The only revenue generated in this company is service revenue relating to consulting services.

1)  The company would have an arrangement in the form of a service agreement.
2)   Delivery of the services occurred when the services        were rendered, hence revenue recorded at that time.
3)   Buyer knew the terms of the agreement which were a fixed price.
4)   Collectibility was reasonably assured at the time the revenue recorded and services performed.

D)    WholesaleByUS, LLC

This company recognizes revenue upon the sales orders being placed. This company sells all of its goods over the internet, and payment occurs at the time the product is ordered (prior to shipment, which usually occurs within two to three days depending on inventory levels).

1)      There is always evidence that an arrangement exists prior to recognition of revenue.
2)      The only service being rendered in this case is the ordering of the product. Delivery occurs within two to three days after ordering the product.
3)      Buyer and seller both know the terms of the arrangement and price is fixed or determinable.
4)      Collectibility is assured. Should a credit card be rejected for any purpose, the shipment is cancelled.

E)     Indigo Technology Services (acquired after 12/31/04)

This company mainly provides consulting services as well. Their revenue recognition is much like Solutions Technology, Inc.

Although SOP 97-2 specifically deals with software revenue recognition, there are basic principles the Company follows contained in this pronouncement. They are 1) Licensing vs. Sales, meaning transfers of rights to software by licenses rather than by outright sales will have the same impact on revenue recognition; 2) Product may not equate with delivery of software, relating to specifically when the services do not entail significant production, modification or customization of the software, the services are accounted for as a separate element; 3) Delivery is the key threshold issue for revenue recognition, which is consistent with CON #5, Recognition and Measurement in Financial Statements of Business Enterprises; 4) Revenue must be allocated to all elements of the sales arrangement, with recognition dependent upon meeting the criteria on an element-by-element basis, this being vendor specific objective evidence (VSOE). This principle does not apply to the Company at this time; and 5) The earnings process is not complete if fees are subject to forfeiture.

EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, provides guidance on whether an entity is an agent for a vendor-manufacturer, and thus recognizes the net retainage (commission) for serving in that capacity, or whether that entity is a seller of goods (principal), and thus recognizes revenue for the gross amount billed to a customer and an expense for the amount paid to the vendor-manufacturer. The Company, considers this EITF when recognizing revenue for its WholesaleByUs subsidiary. The Company considers themselves the primary obligor in an arrangement, and establishes the selling price and assumes the credit risk, therefore recognizes revenue gross.

b.      Identify the individual deliverables included in each type of transaction and the timing under which you provide the deliverables, incur costs and are paid by customers, including any up-front fees you receive. For arrangements consisting of multiple elements, tell us how you allocate revenue to the various elements, including the relevant accounting guidance on which your allocations are based.

The Company does not enter into arrangements with multiple elements.

The individual deliverables included in each of the Company’s transactions are either fee based consulting revenue or merchandise sold via the Internet. Typical transactions for merchandise sold result in no more than a few day turn-around from order being placed to shipment being made. Customer payments for the merchandise occur prior to shipment being made at the time of order.

For consulting type revenues, depending on the engagement, the Company may bill an up front retainer, but usually payment is made within a 30-day period. Services rendered for the upfront retainers are provided within the same 30-day cycle.

All revenue is recorded based on the guidance of SAB 104 as noted in comment response 1a.

c.        Tell us the payment terms you offer and what you believe your normal and customary payment terms are.

Payment terms for merchandise revenue is based upon placement of the order, and consulting revenue is 30-day billing cycles.

Goodwill and Other Intangible Assets, page 11

2.        Demonstrate how your disclosures comply with the requirements of paragraphs 44 through 46 of SFAS No. 142.

Pursuant to paragraphs 44 through 46 of SFAS No. 142, specifically the determination of useful lives of intangible assets, and how the Company determined such life, and cash flows associated with such, the Company has determined that the goodwill acquired in their transactions, have an indefinite life (paragraph 45) due to the fact that the life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.

Note 8- Acquisitions, page 18 and 19

3.       With regard to Holtermann & Team GmbH and WholesaleByUs, LLC acquisitions.

a.       Demonstrate how your disclosures meet the requirements of paragraphs 51 through 57 of SFAS No. 141.

The Company will amend its previously issued financial statements to include the information contained in paragraphs 51 through 57 of SFAS NO. 141, including more of a description of the entity acquired, primary reasons for the acquisition, as well as condensed balance sheets of the acquired entities.

b.       Tell us how you valued the shares issued as consideration in each acquisition and tell us how your methodology complies with EITF 99-12. Your response should also address your accounting for any additional shares subsequently issued, such as the 1 million shares issued in June 2005 in connection with the Holtermann acquisition.

In accordance with EITF 99-12, Accounting for Formula Arrangements under Issue No. 95-19 (Determination of the Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination), if the purchase price, including the number of shares, is subsequently changed, a new measurement date is established for valuing the equity securities to be issued. That guidance applies to changes in the number of shares or amount of other consideration when the change is pursuant to a formula in the initial acquisition agreement that could adjust the number of shares or amount of other consideration as a result of changes in the market price of the acquirer’s common stock. This also impacts which date should be used as the measurement date.

The Company initially in April 2004 issued 10,000,000 shares of common stock at a value of $.10 per share, the then fair value of the common stock. In the quarter ended June 30, 2005, the Company then issued 1,000,000 shares of common stock valued at $.21 per share. The first issuance was pursuant to the acquisition of SoftNet International (formerly, Holtermann), the second issuance was a separate agreement not related to the acquisition of the company, however previously disclosed as “additional capitalization”. In reality, the second issuance of the 1,000,000 shares related to organizational expenses to improve the German subsidiaries’ financial standing with their proposed vendors. The Company will amend their condensed consolidated financial statements for the six and three months ended June 30, 2005, to report the $210,000 as organizational expenses rather than an increase in goodwill.

The Company did consider the requirements of EITF 99-12, however under those circumstances does not believe that the guidance of EITF 99-12 need be applied. No revaluing of prior shares nor a change in the measurement date is required.

4.       Consideration paid in connection with the WholesaleByUs acquisition appears to include contingent consideration based on the achievement of specified earnings levels. Tell us how your accounting for the issuance of these shares complies with paragraph 28 of SFAS 141.

The Company has considered the provisions of SFAS No. 141, paragraph 28 in recording the transaction with WholesaleByUs. Additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. The Company has included this as an additional cost of the acquired entity.

Note 9- Stockholders’ Equity (Deficit), pages 19 through 24

5.        Your disclosure on page 20 suggests that the Class B Preferred Stock is convertible. Tell us the conversion terms of your preferred stock issuances and how you considered EITF 98-5 and EITF 00-27 in determining the amount of any beneficial conversion feature.

The Company’s Class B Preferred Stock converts at a ratio of one (1) Class B Preferred Share to fifty (50) shares of common stock.

The Company did consider the provisions of EITF 98-5 and EITF 00-27 in determining the amount if any of the beneficial conversion feature associated with the conversion of the Class B Preferred Shares to common stock. The pronouncements apply to convertible securities (debt or preferred stock) that are convertible to common stock (or other securities) via a nondetachable conversion right that is in the money at the date that the investor is committed to purchase the convertible securities. That type of conversion feature is called an “embedded beneficial conversion feature”. The securities may be converted at a fixed price, a fixed discount to the market price at conversion, a variable discount to the market price at conversion, or the conversion price may be dependent upon future events.

Since the shares issued were in connection with the Cross Capital transaction (see #6 below), and the funds agreed upon have not been received to date (approximately 18 months), and the Company has cancelled the agreement, the Company believes that no beneficial conversion feature is embedded due to the uncertainty of future events, meaning the collection of the subscription receivable. See 8-K filed April 15, 2005 for description of the cancellation of the agreement.

6.        We note that you are to receive an “Investor Membership Interest” from Cross Capital in satisfaction of the $2,000,000 subscription receivable. Tell us the nature of the “Investor Membership Interest”, how it is valued and whether the subscription receivable has been repaid, either in “Investor Membership Interest” or in exchange for other consideration.

The agreement with Cross Capital has been terminated, and the Company has demanded the return of the certificates to cancel them. The Company maintains the stock ledgers for all classes of stock other than Class A Common Stock, which is held by a transfer agent. Notice has been provided to the transfer agent by the Company prohibiting any conversion of these shares. Upon delivery of the shares, the Company will cancel the certificate, and reverse the transaction. The shares were valued based on the proposed transaction.

Other

7.        Within the Business section you describe what appear to be four distinct businesses – Solution Technology, Inc., WholesaleByUs, LLC, Indigo Technology Services and SoftNet International GmbH. Tell us why these do not qualify as segments under SFAS No. 131 and how your disclosures comply with the requirements under SFAS No. 131.  Please provide an example of the financial information your Chief Operating Decision Maker reviews for decisions about resource allocation and performance assessment as part of your response.

FASB 131 defines an operating segment as a component of an enterprise engaged in business activity for which it may earn revenues and incur expenses, about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

Pursuant to FASB 131, a segment is considered to be a reportable segment if it is significant to the enterprise as a whole because it satisfies one of the three quantitative 10% tests: 1) Revenues Test – Segment revenue is at least 10% of the combined revenue of all operating segments; 2) Operating Profit and Loss Test – Segment operating profit (loss) is computed as revenue minus operating expenses. The segment operating profit (loss) is at least 10% of the greater of the combined operating profits of all operating segments reporting a profit or combined operating losses of all operating segments reporting a loss; and 3) Assets Test – Segment assets are at least 10% of the combined assets of all operating segments.

Since the Company did in fact meet the requirements of FASB 131, the Company will amend their audited financials for 2004 as well as the two filed quarterly reports for 2005 to disclose the necessary segment reporting pursuant to FASB 131.

As for the decisions regarding resource allocation and performance assessment, the chief operating decision maker reviews policies on common costs, general corporate expenses and inter-segment activity when disclosing segment reporting as well as geographic information disclosures.

8.        It does not appear that you have provided disclosures regarding Controls and Procedures as required by Items 307 and 308 of Regulation S-B. In this regard, your disclosure in Item 7 Controls and Procedures refers to December 31, 2003 instead of December 31, 2004. This evaluation should be performed at the end of the reporting period that is included in the periodic filing. Please advise.

The Company will amend this section of its filing to include the required disclosures of Items 307 and 308, and correct all typos made, notably the 2004 correcting the 2003. The Company will do this for all required filings.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 8 – Acquisitions, pages 18 and 19

9.       With regard to the Indigo Technology Services acquisition,

a.       Demonstrate how your disclosures meet the requirements of paragraph 58 of SFAS No. 141.

Paragraph 58, specifically deals with summarized interim financial information of a public business enterprise disclosing information if a material business combination is completed during the current year up to the date of the most recent interim statement of financial position is presented, including pro forma information and nature of any nonrecurring items.

Indigo Technology Services, did not constitute a material business combination, therefore, the required information in paragraph 58 of SFAS No. 141, was omitted.

b.       Tell us how you valued the shares issued as consideration in each acquisition and tell us how your methodology complies with EITF 99-12.

In accordance with EITF 99-12, Accounting for Formula Arrangements under Issue No. 95-19 (Determination of the Measurement Date for the Market Price of Securities Issued in a Purchase Business Combination), if the purchase price, including the number of shares, is subsequently changed, a new measurement date is established for valuing the equity securities to be issued. That guidance applies to changes in the number of shares or amount of other consideration when the change is pursuant to a formula in the initial acquisition agreement that could adjust the number of shares or amount of other consideration as a result of changes in the market price of the acquirer’s common stock. This also impacts which date should be used as the measurement date.

The shares were valued at $.15 per share the fair value of the shares at the time the transaction was completed. The Company considered the guidance in EITF 99-12, when valuing the transaction.

10.    It does not appear that you have provided disclosures regarding Controls and Procedures as required by Items 307 and 308 of Regulation S-B. These disclosures are required to be included in the Form 10-QSB as well as the Form 10-KSB. Please advise.

The Company will amend the filings to include all required disclosures regarding the Controls and Procedures as required by Items 307 and 308 in all filings noted in this comment letter as well as all subsequent filings made.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note 8 – Acquisitions

11.     With regard to Net Centric Solutions acquisition in April 2005,

a.        Demonstrate how your disclosures meet the requirements of paragraph 58 of SFAS No. 141.

Paragraph 58, specifically deals with summarized interim financial information of a public business enterprise disclosing information if a material business combination is completed during the current year up to the date of the most recent interim statement of financial position is presented, including pro forma information and nature of any nonrecurring items.

Net Centric Solutions, did not constitute a material business combination, therefore, the required information in paragraph 58 of SFAS No. 141, was omitted.

b.        Tell us how you valued the shares issued as consideration in this transaction and clarify how Net Centric Solutions became a wholly owned subsidiary of Indigo. That is, it appears that the former shareholders of Indigo issued the consideration used to acquire Net Centric instead of the company. It appears that the company’s shares that were issued to acquire Indigo were issued to the former shareholders of Indigo in exchange for their shares in Indigo. Explain why Indigo would hold shares of the company when these shares would be held by the former shareholders of Indigo.

Indigo acquired Net Centric Solutions. The former shareholders of Indigo acquired Net Centric Solutions and used as consideration for this purchase, shares they received from the Company when they were acquired themselves. The Company essentially acquired Indigo and Net Centric for the 9,000,000 shares of common stock. To effectuate the intent of the transaction, the Company will cancel the 3,000,000 shares issued to Net Centric Solutions by the former shareholders of Indigo, and re-issue 3,000,000 shares directly from the Company. Thus, Net Centric Solutions will become a wholly owned subsidiary of SoftNet.

Form 8-K reporting obligations

12.     We note your issuance of recent press releases such as “SoftNet Technology Acquires Atlanta, Georgia Cord Consulting” (August 2, 2005), “SoftNet Technology’s 2nd Quarter Revenue Surges Past 1st Quarter – Generates Record Revenue With 30 Days Still Left In The Quarter” (May 31, 2005), “SoftNet Technology’s Provides Revenue Guidance For 3rd and 4th Quarters – 100% Growth or Higher Expected” (July 14, 2005), and “SoftNet Technology Appoints Michael Pollack To The Board of Directors – Creates Audit and Controls and Procedures Committees” (July 13, 2005). Tell us what consideration you gave to potential reporting obligations under Form 8-K in each case.

The Company will in accordance with Section 1 through 6 and 9 of Form 8-K, file the necessary Form 8-K’s for the following events:

a)      SoftNet Technology Acquires Atlanta, Georgia Cord Consulting – pursuant to Item 1.01, Entry into a Material Definitive Agreement, and Item 2.01, Completion of Acquisition or Disposition of Assets, the Company will file a Form 8-K to disclose the agreement entered into;
b)      SoftNet Technology’s 2nd Quarter Revenue Surges Past 1st Quarter – Generates Record Revenue With 30 Days Still Left In The Quarter – pursuant to Item 2.02, Results of Operations and Financial Condition, the Company will file a Form 8-K to disclose those results;
c)      SoftNet Technology Provides Revenue Guidance For 3rd and 4th Quarters – 100% Growth or Higher Expected - pursuant to Item 2.02, Results of Operations and Financial Condition, the Company will file a Form 8-K to disclose those results; and
d)      SoftNet Technology Appoints Michael Pollack To The Board of Directors – Creates Audit and Controls and Procedures Committees – pursuant to Item 5.02, Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, the Company will file a Form 8-K to disclose the election of the board member and establishment of the committees.

           The Company will amend and restate where necessary the filings for the 10-KSB for the year ended December 31, 2004, and the 10-QSB’s for the periods ended March 31, 2005 and June 30, 2005.

           Inasmuch as you may have additional comments upon review of this response, the amendments and/or restatements will be provided upon clearance of the comments.

           Additionally, as you requested, accompanying this letter please find a statement form the Company acknowledging its responsibility in this regard.

           Should you have any questions, do not hesitate to contact us.

                                                                  Yours sincerely,

                                                                  /s/ Wolfgang Heimerl

                                                                  Wolfgang Heimerl, Esq.

Cc: James Farinella, CEO – SoftNet Technology Corporation